# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NeueHealth, Inc., CIK 0001671284
CUSIP: 10920V404
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 9250 NW 36th Street, Suite 420, Doral, Florida (FL), 33178
Date of event which requires filing of this statement: 10/02/2025
Amends the filing with accession number 0001072613-21-000479
Filed by CIK 0001768564
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 15, L.P. (CIK 0001629794): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 15, L.P. (CIK 0001640031): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 15 Opportunity Fund, L.P. (CIK 0001629795): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 15-OF, L.P. (CIK 0001640032): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 15 GP, LLC (CIK 0001640033): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- New Enterprise Associates 16, L.P. (CIK 0001694560): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 16, L.P. (CIK 0001712881): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 16 GP, LLC (CIK 0001712882): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- New Enterprise Associates 17, L.P. (CIK 0001768564): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 17, L.P. (CIK 0001796820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 17 GP, LLC (CIK 0001796821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 18 Venture Growth Equity, L.P. (CIK 0001880239): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 18 VGE, L.P. (CIK 0001898446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 18 VGE GP, LLC (CIK 0001898598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA BH SPV, L.P. (CIK 0001794978): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA BH SPV II, L.P. (CIK 0001822990): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA BH SPV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: NeueHealth, Inc.
Address of issuer's principal executive offices: 9250 NW 36th Street, Suite 420, Doral, Florida (FL), 33178
Comment:
This Amendment No. 9 ("Amendment No. 9") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 26, 2021, Amendment No. 1 thereto filed on December 29, 2021, Amendment No. 2 thereto filed on January 26, 2022, Amendment No. 3 thereto filed on October 21, 2022, Amendment No. 4 thereto filed on August 21, 2023, Amendment No. 5 thereto filed on September 28, 2023, Amendment No. 6 thereto filed on December 22, 2023, Amendment No. 7 thereto filed on April 10, 2024 and Amendment No. 8 thereto filed on December 26, 2024 relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 9 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto).

## Item 2. Identity and Background
Name of person filing:
(i) New Enterprise Associates 15, L.P. ("NEA 15"); NEA 15 Opportunity Fund, L.P. ("NEA 15-OF"); New Enterprise Associates 16, L.P. ("NEA 16"); New Enterprise Associates 17, L.P. ("NEA 17"); and NEA 18 Venture Growth Equity, L.P. ("NEA 18 VGE" and, collectively with NEA 15, NEA 15-OF, NEA 16 and NEA 17, the "NEA Venture Funds");

(ii) NEA BH SPV, L.P. ("NEA BH") and NEA BH SPV II, L.P. ("NEA BH II" and, together with NEA BH, the "SPVs");

(iii) NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. ("NEA Partners 15-OF"), which is the sole general partner of NEA 15-OF; NEA Partners 16, L.P. ("NEA Partners 16"), which is the sole general partner of NEA 16; NEA Partners 17, L.P. ("NEA Partners 17"), which is the sole general partner of NEA 17; NEA Partners 18 VGE, L.P. ("NEA Partners 18 VGE", and, collectively with NEA Partners 15, NEA Partners 15-OF, NEA Partners 16 and NEA Partners 17, the "GPLPs"), which is the sole general partner of NEA 18 VGE; NEA 15 GP, LLC ("NEA 15 LLC"), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF; NEA 16 GP, LLC ("NEA 16 LLC"), which is the sole general partner of NEA Partners 16; NEA 17 GP, LLC ("NEA 17 LLC"), which is the sole general partner of NEA Partners 17; NEA 18 VGE GP, LLC ("NEA 18 VGE LLC" and, collectively with NEA 15 LLC, NEA 16 LLC and NEA 17 LLC, the "GP LLCs"), which is the sole general partner of NEA Partners 18 VGE; NEA BH SPV GP, LLC ("NEA BH LLC" and, collectively with the GPLPs and the GP LLCs, the "Control Entities"), which is the sole general partner of NEA BH and NEA BH II; and

(iv) Forest Baskett ("Baskett"), Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker") and Rick Yang ("Yang") (together, the "Managers").
Residence or business address: The address of the principal business office of the NEA Venture Funds, each Control Entity, the SPVs and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment:
The principal business of NEA 15, NEA 15-OF, NEA 16, NEA 17 and NEA 18 VGE is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA Partners 15-OF is to act as the sole general partner of NEA 15. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15 and NEA Partners 15-OF. The principal business of NEA 16 LLC is to act as the sole general partner of NEA Partners 16. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of NEA BH and NEA BH II is to invest in the Issuer. The principal business of NEA BH LLC is to act as the sole general partner of NEA BH and NEA BH II. The principal business of the Managers is to manage the NEA Venture Funds, the SPVs, the Control Entities and a number of affiliated partnerships with similar businesses, as applicable.

Florence, Makhzoumi and Sandell are managers of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Behbahani, Chang, and Walker are managers of NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Mathers and Yang are managers of NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Baskett is a manager of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC and NEA BH LLC.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the NEA Venture Funds, GPLPs and SPVs is a Delaware limited partnership. Each of the GP LLCs and NEA BH LLC is a Delaware limited liability company. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and supplemented as follows:

The information provided and incorporated by reference in Item 4 is hereby incorporated by reference to the extent responsive to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Entry into Incremental Credit Agreement and Warrantholders Agreement

On September 30, 2025, the Issuer, NEA 18 VGE, NEA 17, NEA 16 and NEA 15 (collectively, the "NEA Lenders") entered into Incremental Amendment No. 5 ("Incremental Amendment No. 5") to the Credit Agreement (as amended to date, and as amended by Incremental Amendment No. 5, the "Amended Credit Agreement") to provide for incremental loans in an aggregate principal amount of $37.3 million (the "Incremental Loans") by the NEA Lenders under the Amended Credit Agreement. In connection with making the Incremental Loans under the Amended Credit Agreement, on September 30, 2025, the Issuer and the NEA Lenders entered into a warrantholders agreement (the "2025 Warrantholders Agreement") setting forth the rights and obligations of the NEA Lenders as holders of up to 1,116,765 Warrants (together with all other Warrants previously issued to NEA 18 VGE, NEA 17, NEA 16 and NEA 15, the "Warrants"), subject to the limitations set forth in the 2025 Warrantholders Agreement.

The Incremental Loans were made in a single drawing on October 2, 2025, whereby NEA 18 VGE funded a Borrowing (as defined in the Amended Credit Agreement) for $4,141,141.68, NEA 17 funded a Borrowing for $6,211,712.53, NEA 16 funded a Borrowing for $12,423,425.05 and NEA 15 funded a Borrowing for $14,493,995.90. On October 2, 2025, the Issuer issued 124,085 Warrants to NEA 18 VGE, 186,128 Warrants to NEA 17, 372,255 Warrants to NEA 16 and 434,297 Warrants to NEA 15, each at an exercise price of $0.01 per share.

The Reporting Persons acquired the securities described in this Amendment No. 9 for investment purposes.

Consummation of Merger

Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 23, 2024, by and among the Issuer, NH Holdings 2025, Inc. ("Parent") and NH Holdings Acquisition 2025, Inc. ("Merger Sub"), on October 2, 2025 (the "Closing Date"), Merger Sub merged with and into the Issuer with the Issuer surviving such merger as a wholly owned subsidiary of Parent (the "Merger"). Parent and Merger Sub are affiliated with the NEA Venture Funds.

Immediately prior to the effective time of the Merger (the "Effective Time"), the Warrants held by NEA 15, NEA 16, NEA 17 and NEA 18 VGE were net exercised for such number of shares issuable pursuant to the terms of such Warrants based on a fair market value for the shares surrendered of $6.75 per share, the closing market price of the Issuer's common stock on October 1, 2025.

In addition, immediately prior to the Effective Time and pursuant to the Rollover Agreements, the NEA Venture Funds, the SPVs and Makhzoumi contributed all of their shares of Common Stock, including the shares of Common Stock acquired upon exercise of the Warrants as described in the immediately preceding paragraph, and NEA 17 and NEA 18 VGE contributed all of their respective shares of Company Preferred Stock to NH Holdings 2025 SPV, L.P. ("Ultimate Parent") in exchange for the issuance to the NEA Venture Funds and SPVs of limited partnership interests in Ultimate Parent.

At the Effective Time, each share of Common Stock that was issued and outstanding immediately prior to the Effective Time (other than shares owned immediately prior to the Effective Time by the Issuer, Ultimate Parent, Parent, Merger Sub or any of their respective subsidiaries (including shares contributed to Ultimate Parent prior to the Effective Time pursuant to the Rollover Agreements or other similar agreements)), were cancelled for no consideration, and Dissenting Shares (as defined in the Merger Agreement) were converted into the right to receive $7.33 in cash, without interest and less any applicable withholding taxes.

In connection with the closing of the Merger, the Issuer notified the New York Stock Exchange (the "NYSE") of its intent to remove the Issuer's Common Stock from listing on the NYSE and requested that the NYSE (i) suspend trading of the Issuer's Common Stock on the NYSE prior to the opening of trading on the Closing Date and (ii) file a Notification of Removal from Listing and/or Registration on Form 25 with the SEC to delist the Issuer's Common Stock from the NYSE and deregister the Issuer's Common Stock under Section 12(b) of the Exchange Act, which occurred on the Effective Date. Upon effectiveness of the Form 25, the Issuer intends to file with the SEC a Certification and Notice of Termination on Form 15 under the Exchange Act requesting deregistration of the Common Stock and suspension of the Issuer's reporting obligations under Sections 13 and 15(d) of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: After giving effect to the Merger described in Item 4 above, the Reporting Persons do not beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 above, none of the Reporting Persons have effected any transaction in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons have ceased to own beneficially five percent or more of the Issuer's Common Stock as of October 2, 2025 in connection with the consummation of the Merger.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information with respect to the Incremental Amendment No. 5, the Warrantholders Agreement and the Merger Agreement set forth in Item 4 above is incorporated herein by reference to the extent responsive to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 15, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- New Enterprise Associates 15, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 15, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 15, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 15 Opportunity Fund, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 15 Opportunity Fund, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 15-OF, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 15-OF, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 15 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 15 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- New Enterprise Associates 16, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- New Enterprise Associates 16, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 16, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 16, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 16 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 16 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- New Enterprise Associates 17, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- New Enterprise Associates 17, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 17, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 17, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 17 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 17 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 18 VGE, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA Partners 18 VGE, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 18 VGE GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA 18 VGE GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA BH SPV, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA BH SPV, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA BH SPV II, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA BH SPV II, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA BH SPV GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (10/06/2025)
- NEA BH SPV GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (10/06/2025)
- Forest Baskett: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Forest Baskett (10/06/2025)
- Ali Behbahani: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Ali Behbahani (10/06/2025)
- Carmen Chang: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Carmen Chang (10/06/2025)
- Anthony A. Florence, Jr.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr. (10/06/2025)
- Mohamad H. Makhzoumi: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi (10/06/2025)
- Edward T. Mathers: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Edward T. Mathers (10/06/2025)
- Scott D. Sandell: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Scott D. Sandell (10/06/2025)
- Paul Walker: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Paul Walker (10/06/2025)
- Rick Yang: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Rick Yang (10/06/2025)
Comment: This Amendment No. 9 to Schedule 13D was executed by Stephanie Brecher on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.